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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SEC FILE NUMBER 1-8591
FORM 12b-25
CUSIP NUMBER      Class A 316828 508
                  Class B 316828 607

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

      For Period Ended:  December 31, 1993
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Figgie International Inc.
Full Name of Registrant


Former Name if Applicable

4420 Sherwin Road
Address of Principal Executive Office (Street and Number)

Willoughby, Ohio  44094
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X  ](a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X  ](b)The subject annual report, semi-annual report, transition report on Form 10-K,Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[    ](c)The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.











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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The Company has recently undergone several changes in top management; namely, the resignation of the Senior Vice President Finance & Controller, J.J. Skadra and the Vice Chairman, Dr. H. E. Figgie, III. In addition, the Company is currently involved in ongoing discussions with its lenders to restructure certain of its existing debt facilities and the outcome of these discussions could affect the characterization of the Company's debt on its balance sheet.

      Due to these factors and other uncertainties that could affect presentation of information in its Annual Report on Form 10-K, the Company is unable to complete and file its l0-K by March 31, 1994, the prescribed deadline for filing. The Company intends to file the 10-K promptly after such discussions are concluded and in any event by April 15, 1994. The Company has filed a current report on Form 8-K containing the press release attached hereto as Exhibit A.

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PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

L.A. Harthun      216           953-2850
(Name)         (Area Code)  (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed
If answer is no, identify report(s).
[ X ] Yes  [  ]  No


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last physical year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes  [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On March 17, 1994, Figgie International Inc. issued a press release announcing an after-tax loss of $180 million for 1993, compared to after-tax income of $28 million in 1992. A copy of the press release is attached hereto as Exhibit A.


Figgie International Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date 3/31/94        By /s/ L.A. Harthun
                        L.A. Harthun, Senior Vice President

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EXHIBIT A





Keith Mabee
(216)953-2810     FOR IMMEDIATE RELEASE

             FIGGIE INTERNATIONAL REPORTS $180 MILLION 1993 LOSS;
                      ANNOUNCES FURTHER DIVESTITURE PLANS

WILLOUGHBY, OHIO -- March 17, 1994 -- Figgie International Inc. (NASDAQ/NMS: FIGIA and FIGI) today announced an after-tax loss of $180 million for 1993 and further restructuring plans designed to restore profitability by focusing primarily on the company's core industrial and technical businesses. As part of these plans, the company intends to divest businesses accounting for approximately a third of its total sales, requiring a restatement of all prior period results to account for discontinued operations.
1993 Results
The company reported a full-year 1993 after-tax loss from continuing operations of $179 million, or $10.09 per share, compared with 1992 after-tax income from continuing operations of $19 million, or $1.07 per share. Revenues, which now exclude discontinued operations, were $769 million in 1993, compared with 1992 revenues of $792 million. The after-tax loss from discontinued operations for the full year 1993 was $6 million, or $0.35 per share, compared with 1992 after-tax income from discontinued operations of $9 million, or $0.54 per share.
Fourth Quarter Results
The fourth quarter 1993 after-tax loss of $181 million, or $10.07 per share, represents a $172 million after-tax loss from continuing operations and a $9 million after-tax loss from discontinued operations. Included in the after-tax loss for the fourth quarter is a non-recurring pretax charge of $77 million for an accounting change and a pretax restructuring charge of $35 million. As previously disclosed, the after-tax fourth quarter

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loss will likely affect earlier reported 1993 quarterly results.
After-tax earnings for 1992's fourth quarter were $10 million, or $0.59 per share, which included a pretax restructuring charge of $11 million.
Revenues from continuing operations in 1993's fourth quarter were $194 million, compared with $200 million in the 1992 fourth quarter.
Comments on Results
Chairman and CEO Harry E. Figgie, Jr., said, "Regrettably, we have to report the company's first annual loss in 30 years. We are committed to reconfiguring the company to focus principally on core industrial and technical businesses which will deliver strong cash flow and growth, require low working capital levels, optimize our leading manufacturing technology, and provide the highest level of product quality and customer service."
The company stated that the fourth quarter operating loss principally reflected continuing depressed sales in divisions affected by weak industrial and commercial construction markets; Midwest flood damage (a large portion of which is expected to be recovered from business interruption insurance in 1994); extraordinary losses at Fred Perry Sportswear (U.K.) and Hartman Electrical Manufacturing; and high consolidation and conversion costs.
Discontinued Operations
Figgie International recently announced the divestiture of Advance Security (security guards). It also plans to sell American LaFrance (fire truck parts and service), Essick/Mayco (pumps and mixers), Rawlings Sporting Goods, Safety Supply America (safety product distribution), Sherwood-Drolet Corp. Ltd. (hockey equipment) and Waite Hill Holdings (insurance), which are now reported as discontinued operations. Altogether those units represent sales of $379 million, or one third of the company's total 1993 unadjusted sales.


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Mr. Figgie noted that the company is utilizing the financial advisory firm of Jay Alix & Associates to assist it with the ongoing implementation of a comprehensive turnaround program, which will be carried out during the remainder of 1994.
Outlook
"Realistically, it will take some time for us to get all the elements of our turnaround to take hold, and we currently anticipate continued losses for a few quarters," Mr. Figgie said. "However, we are making good progress on our divestiture program designed to pay down debt by more than $200 million in 1994, and are continuing discussions with our lenders on a new long-term financing package. I anticipate a marked improvement in profitability by late 1994 and particularly in 1995."
Due to a number of factors which arose in 1993, including deteriorating operating results, cash flow and financing difficulties, the company has changed its method of accounting for certain costs, other than machinery and equipment, associated with implementing its factory automation program. Under the new method, these costs will be expensed as incurred rather than capitalized and amortized over future periods. The non-recurring, pretax charge of $77 million for the accounting change reflects the expensing of all previously deferred costs of this kind.
The restructuring charge of $35 million includes costs associated with closing and consolidating facilities and provision for losses on sales of surplus real estate.
Figgie International Inc. is a major diversified Fortune 500 company serving consumer, industrial, technical and service markets worldwide.





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                                                  FIGGIE INTERNATIONAL INC.
                                                       FINANCIAL DATA
                                      For the Periods Ended December 31, 1993* and 1992


                                       For the Three Months Ended December 31 For the Twelve Months Ended December 31
                                                  1993*            1992            1993*          1992
Net Sales from Continuing Operations         $ 194,257,000    $ 200,379,000   $  768,642,000 $  792,409,000

Pretax Operating Income (Loss) from
 Continuing Operations                       $(239,056,000)   $   9,814,000   $ (250,529,000)$   25,517,000

(Provision) Benefit for Taxes on Income
 Before Discontinued Operations              $  66,645,000    $  (2,753,000)  $   71,195,000 $   (6,639,000)

Net Income (Loss) Before Discontinued
 Operations and Effect of Change in
 Accounting for Income Taxes                 $(172,411,000)   $   7,061,000   $ (179,334,000)$   18,878,000

Net Income (Loss) from
 Discontinued Operations                     $  (8,525,000)   $   3,251,000   $   (6,280,000)$    9,421,000

Net Income (Loss) Before Cumulative
 Effect of Change in Accounting for
 Income Taxes                                $(180,936,000)   $  10,312,000   $ (185,614,000)$   28,299,000

Cumulative Effect of Change in Accounting
 for Income Taxes                                   -                -        $    5,839,000         -

Net Income (Loss)                            $(180,936,000)   $  10,312,000   $ (179,775,000)$   28,299,000

Weighted Average Shares                      17,963,355       17,538,107      17,774,900     17,539,472
Earnings per Common Share from
Continuing Operations                        $ (9.60)         $   .40         $(10.09)       $  1.07

Earnings per Common Share from
Discontinued Operations                      $ (0.47)         $  0.19         $ (0.35)       $  0.54

Earnings per Common Share from
Change in Accounting for Income Taxes        $  0.00          $  0.00         $  0.33        $  0.00

Earnings per Common Share on Net Income      $(10.07)         $  0.59         $(10.11)       $  1.61


*See Note 1 and Note 2 following





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Note 1. Restructuring Costs:  As part of its effort to reconfigure the company to focus principally on core industrial and technical business units, the company incurred $35 million of restructuring charges, including costs associated with the development of its strategic plans, consolidation of facilities, and provision for anticipated losses on sales of surplus real estate.


Note 2. Factory Automation Costs:  In connection with its factory automation project, the company has incurred significant costs, including machinery and equipment, software, and outside consulting fees.  These project costs have historically been deferred and amortized over future periods commencing at the time the equipment is placed into service.  Due to a number of factors which arose in
1993, including deteriorating operating results, cash flow and financing difficulties, the company adopted a change in accounting by expensing all project costs other than machinery and equipment, as incurred.  As required by generally accepted accounting principles (GAAP), this accounting change, amounting to $77 million, has been recorded as a change in estimate and reflected in the results of operations for the fourth quarter.


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